Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

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Important Information for Investors and Stockholders

In connection with the proposed transaction, Novus Capital will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Novus Capital’s common stock in connection with Novus Capital’s solicitation of proxies for the vote by Novus Capital’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AppHarvest’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Novus Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus Capital, AppHarvest and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Novus Capital through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Novus Capital Corporation, 8556 Oakmont Lane, Indianapolis, IN 46260. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus Capital and its directors and officers may be deemed participants in the solicitation of proxies of Novus Capital’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus Capital’s executive officers and directors in the solicitation by reading Novus Capital’s final prospectus filed with the SEC on May 15, 2020, the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus Capital’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination when it becomes available.